82-3226

05010863

NEWS
DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: August 17, 2005

INFORMATION CONTACT: Gordon Forstner (905) 548-7200 ext. 2200
Bill Gair (905) 548-7200 ext. 2579

SUPPL

Dofasco to Acquire Copperweld Mechanical Tubing and Automotive Components Businesses

HAMILTON, ONTARIO – Dofasco Inc. today announced that it has signed an agreement to acquire certain assets currently owned by Copperweld Holding Company of Pittsburgh, Pennsylvania through a transaction with Atlas Tube Inc. of Harrow, Ontario. These assets are used in the manufacture of specialized tubular steel products suitable for niche mechanical and automotive market applications.

Atlas will acquire the shares of Copperweld Holding Company. Upon the closing of this transaction, Dofasco will immediately purchase from Atlas assets related to Copperweld's mechanical tubing and automotive components businesses for a total consideration of $US177.8 million, subject to closing adjustments. These assets include manufacturing facilities in Woodstock, Brantford, London, Brampton and Mississauga, Ontario, as well as Shelby, Ohio and Elizabethtown, Kentucky. The closing of the transaction is subject to customary conditions and regulatory approvals, and is expected to occur in the fourth quarter of 2005.

The Copperweld businesses will be integrated with Dofasco's existing tubular steel business. Dofasco's tubular steel business, established in 1998, is North America's largest supplier of large diameter, thin walled tube for hydroforming applications to the automotive industry. It is also a leading supplier of non-hydroform and fabricated tubular products, with facilities in Ontario, Ohio and Mexico.

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"Integration of Copperweld capabilities into Dofasco's existing tube division businesses is expected to accelerate Dofasco's growth to become a North American leader in the supply of specialty tube products for both mechanical and automotive customers", said Don Pether, President and CEO of Dofasco. "This acquisition is a continuation of Dofasco's proven Solutions in Steel™ strategy, and Dofasco's commitment to grow by providing value-added solutions to our customers. It provides an excellent opportunity to increase our product range in the automotive market, and to expand into non-automotive niche markets for tubular products, which will represent approximately 30% of the shipments of the combined businesses."

Mr. Pether added, "Copperweld has been a consistently profitable and established performer with excellent technical capability. It is a well-run private company with highly-skilled employees and we are happy to welcome them to the Dofasco team of tube division employees in Canada, the United States and Mexico."

"This acquisition is consistent with Dofasco's prudent financial approach to making growth investments that return in excess of the company's cost of capital over the business cycle. This investment will be accretive to earnings following the completion of a transition process that will commence immediately after the closing of the transaction," concluded Mr. Pether.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

Dofasco's skilled and highly motivated workforce is committed to providing the highest level of product quality and customer service. Dofasco has been consistently recognized as one of Canada's top employers.

A special telephone conference call for investors hosted by Don Pether, President and Chief Executive Officer, Walter Bilenki, Vice President - Finance and Bill Chisholm, President - Dofasco Tubular Products Division, has been scheduled to review this transaction. The conference call will be held:

- **Today (Wednesday, August 17) at 11:00 a.m.**
- **The telephone number for the conference is (416) 641-6666**
- **The telephone number to hear the call after it is over (post view) is (416) 626-4100, enter reservation number 21257877.**
- **Call participants can also view a slide presentation available to accompany the conference call at www.dofasco.ca after 8:30 a.m. on August 17. The slides will be archived after the call on Dofasco's website.**

This special conference call will be webcast live across the Internet from the Investor page of the Dofasco web site at www.dofasco.ca. The call will also be archived at that location for 30 days.

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005 and June 30, 2005.

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DOFASCO™

Our product is steel. Our strength is people.